UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-173034

CROGHAN BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

323 Croghan Street

Fremont, Ohio 43420

(419) 332-7301

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $12.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)*	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 688

*	EXPLANATORY NOTE: Registrant is filing this Form 15 in reliance on a no-action letter issued by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission on March 21, 2013, addressing Registrant’s ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Croghan Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2013	By:	/s/ Rick Robertson
Rick M. Robertson
President and Chief Executive Officer